Exhibit 99.B5(d)


                       Schedule A dated February 20, 1998



                  Pursuant to Section 4 of this Agreement, the Sub-Adviser for each Portfolio listed below shall be entitled to compensation, to be paid by the Adviser, which shall be computed daily and paid monthly at the annual rate specified below with respect to each Portfolio's adverage daily net assets:


                           Portfolio                                  Fee
                           ---------                                  ---

                  PBHG Small Cap Value Portfolio                      0.65%

                  PBHG Large Cap Value Portfolio                      0.40%

                  PBHG Mid-Cap Value Portfolio                        0.50%

                           less 50% of any fee waivers borne by the Adviser.